UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Carter’s, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of class of securities)
146229109
(CUSIP number)
Sharlyn C. Heslam Berkshire Partners LLC 200 Clarendon St., 35th Floor Boston, MA 02116 (617) 227-0050
(Name, address and telephone number of person authorized to receive notices and communications)
August 8, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see  the Notes ).

CUSIP No. 146229109	13D	Page 2

1.	NAME OF REPORTING PERSON: Berkshire Fund VII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	6,092,793 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	6,092,793 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		6,092,793 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		10.5% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of July 29, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended July 2, 2011.

CUSIP No. 146229109	13D	Page 3

1.	NAME OF REPORTING PERSON: Berkshire Fund VII-A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	1,139,066 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	1,139,066 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,139,066 see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		2.0% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of July 29, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended July 2, 2011.

CUSIP No. 146229109	13D	Page 4

1.	NAME OF REPORTING PERSON: Berkshire Investors IV LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	164,028 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	164,028 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		164,028 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.3% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of July 29, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended July 2, 2011.

CUSIP No. 146229109	13D	Page 5

1.	NAME OF REPORTING PERSON: Berkshire Investors III LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	72,104 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	72,104 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		72,104 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.1% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of July 29, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended July 2, 2011.

CUSIP No. 146229109	13D	Page 6

1.	NAME OF REPORTING PERSON: Stockbridge Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	828,019 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	828,019 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		828,019 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		1.4% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of July 29, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended July 2, 2011.

CUSIP No. 146229109	13D	Page 7

1.	NAME OF REPORTING PERSON: Stockbridge Absolute Return Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	6,944 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	6,944 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		6,944 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		less than 0.1% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of July 29, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended July 2, 2011.

CUSIP No. 146229109	13D	Page 8

1.	NAME OF REPORTING PERSON: Stockbridge Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	263,329 (see Item 5)
	9.	SOLE DISPOSITIVE POWER:	263,329 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		263,329 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.5% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of July 29, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended July 2, 2011.

CUSIP No. 146229109	13D	Page 9

1.	NAME OF REPORTING PERSON: Berkshire Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	22,682 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	22,682 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		22,682 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		less than 0.1% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of July 29, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended July 2, 2011.

CUSIP No. 146229109	13D	Page 10

1.	NAME OF REPORTING PERSON: Stockbridge Fund M, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	144,296 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	144,296 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		144,296 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.3% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of July 29, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended July 2, 2011.

CUSIP No. 146229109	13D	Page 11

1.	NAME OF REPORTING PERSON: Stockbridge Master Fund (OS), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	72,355 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	72,355 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		72,355 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.1% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of July 29, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended July 2, 2011.

This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13D first filed with the U.S. Securities and Exchange Commission (“SEC”) on May 24, 2011 and as subsequently amended (the “Schedule 13D”), and is filed by Berkshire Fund VII, L.P. (“Fund VII”), Berkshire Fund VII-A, L.P. (“Fund VII-A”), Berkshire Investors IV LLC (“Investors IV”), Berkshire Investors III LLC (“Investors III”), Stockbridge Fund, L.P. (f/k/a Stockbridge Special Situations Fund, L.P.) (“SF”), Stockbridge Absolute Return Fund, L.P. (“SARF”), Stockbridge Partners LLC (“SP”), Berkshire Partners LLC (“BP”), Stockbridge Fund M, L.P. (“SFM”), and Stockbridge Master Fund (OS), L.P. (“SOS”) (each a “Reporting Person” and collectively the “Reporting Persons”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Carter’s, Inc. (the “Company” or the “Issuer”).  Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 5.            Interests in the Securities of the Issuer.

Item 5 is supplemented as follows:

(a) and (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 2 as of close of business on August 9, 2011, are incorporated herein by reference.  As of close of business on August 9, 2011, the Reporting Persons beneficially owned in the aggregate 8,805,616 shares of Common Stock, representing approximately 15.2% of the shares of Common Stock outstanding (based on the number of shares outstanding as of July 29, 2011, being 58,063,327 shares of Common Stock, as reported in the Issuer’s Form 10-Q for the quarterly period ended July 2, 2011).

As the sole general partner of Fund VII and Fund VII-A, 7BA may be deemed to beneficially own the shares of Common Stock held by Fund VII and Fund VII-A.  However, 7BA disclaims beneficial ownership of such shares of Common Stock, and the filing of this Amendment No. 2 shall not be construed as an admission that 7BA is, for the purpose of Section 13(d) of the Act (or any other purpose), the beneficial owner of such shares held by Fund VII and Fund VII-A.  As the sole general partner of SF, SARF, SFM and SOS, SA may be deemed to beneficially own shares of Common Stock held by SF, SARF, SFM and SOS.  However, SA disclaims beneficial ownership of such shares of Common Stock, and the filing of this Amendment No. 2 shall not be construed as an admission that SA is, for the purpose of Section 13(d) of the Act (or any other purpose), the beneficial owner of such shares held by SF, SARF, SFM and SOS.

By virtue of their positions as managing members of 7BA, Investors IV, Investors III, SA and BP, the Berkshire Principals may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Fund VII, Fund VII-A, Investors IV, Investors III, SF, SARF, SFM, SOS and SP.  However, none of the Berkshire Principals, acting alone, has voting or investment power with respect to shares beneficially owned by Fund VII, Fund VII-A, Investors IV, Investors III, SF, SARF, SFM, SOS and SP, and, as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock.

As of close of business on August 9, 2011, three of the Berkshire Principals beneficially own shares of Common Stock.  Specifically, Bradley M. Bloom has sole voting and dispositive power with respect to 150,004 shares of Common Stock, representing approximately 0.3% of the shares of Common Stock outstanding, Christopher J. Hadley has sole voting and dispositive power with respect to 6,560 shares of Common Stock, representing less than 0.1% of the shares of Common Stock outstanding, and Michael C. Ascione has shared voting and dispositive power with respect to 7,918 shares of Common Stock, representing less than 0.1% of the shares of Common Stock outstanding.

(c)  Since June 9, 2011 (the date of the most recent filing of Schedule 13D), the following transactions were effected:

Reporting Person	Date (M/D/Y)	Transaction	Number of Shares of Common Stock*	Price per Share*	Price Range*
SFM	6/9/2011	Purchase	64,014	$29.6886	$29.59	$29.75
SF	7/12/2011	Purchase	19,546	$31.1783	$31.14	$31.20
SOS	7/12/2011	Purchase	2,070	$31.1783	$31.14	$31.20
SF	8/1/2011	Purchase	48,478	$32.9480	$32.86	$33.00
SOS	8/1/2011	Purchase	42,985	$32.9480	$32.86	$33.00
Fund VII	8/8/2011	Purchase	410,190	$29.4698	$28.82	$29.91
Fund VII	8/8/2011	Purchase	8,622	$29.8792	$29.92	$30.00
Fund VII-A	8/8/2011	Purchase	76,686	$29.4698	$28.82	$29.91
Fund VII-A	8/8/2011	Purchase	1,612	$29.8792	$29.92	$30.00
Investors IV	8/8/2011	Purchase	35,700	$29.4782	$28.82	$30.00
Investors III	8/8/2011	Purchase	11,231	$29.4782	$28.82	$30.00
Fund VII	8/9/2011	Purchase	274,545	$29.0538	$28.35	$29.25
Fund VII-A	8/9/2011	Purchase	51,328	$29.0538	$28.35	$29.25
Investors IV	8/9/2011	Purchase	23,053	$29.0538	$28.35	$29.25
Investors III	8/9/2011	Purchase	7,274	$29.0538	$28.35	$29.25

*The number of securities reported represents an aggregate number of shares executed by a broker-dealer in multiple open market transactions over a range of prices.  The price per share reported represents the weighted average price (without regard to brokerage commissions).  The applicable Reporting Person undertakes to provide the staff of the SEC upon request, the number of shares executed by such Reporting Person at each separate price within the range.

Except as disclosed in Item 5(c) of this Amendment No. 2, none of the Reporting Persons, 7BA, SA, or, to their knowledge, any of their respective executive officers, directors, general partners, or managing members, as applicable, and none of the Berkshire Principals has effected a transaction in Common Stock from June 9, 2011 (the date of the most recent filing of Schedule 13D) until the close of business on August 9, 2011.

(d)  The responses of the Reporting Persons to Item 5(a) and (b) of this Amendment No. 2 are incorporated herein by reference.  Under certain circumstances, partners, members or managed accounts of a Reporting Person, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by such Reporting Person.

(e)  Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 10, 2011

BERKSHIRE FUND VII, L.P.

By:	Seventh Berkshire Associates LLC, its general partner

By:	/s/ Robert J. Small
	Name:	Robert J. Small
	Title:	Managing Director

BERKSHIRE FUND VII-A, L.P.

By:	Seventh Berkshire Associates LLC, its general partner

By:	/s/ Robert J. Small
	Name:	Robert J. Small
	Title:	Managing Director

BERKSHIRE INVESTORS IV LLC

By:	/s/ Robert J. Small
	Name:	Robert J. Small
	Title:	Managing Director

BERKSHIRE INVESTORS III LLC

By:	Seventh Berkshire Associates LLC, its general partner

By:	/s/ Robert J. Small
	Name:	Robert J. Small
	Title:	Managing Director

STOCKBRIDGE FUND, L.P.

By:	Stockbridge Associates LLC, its general partner

By:	/s/ Robert J. Small
	Name:	Robert J. Small
	Title:	Managing Director

STOCKBRIDGE ABSOLUTE RETURN FUND, L.P.

By:	Stockbridge Associates LLC, its general partner

By:	/s/ Robert J. Small
	Name:	Robert J. Small
	Title:	Managing Director

STOCKBRIDGE PARTNERS LLC

By:	Berkshire Partners LLC, its sole managing member

By:	/s/ Robert J. Small
	Name:	Robert J. Small
	Title:	Managing Director

BERKSHIRE PARTNERS LLC

By:	/s/ Robert J. Small
	Name:	Robert J. Small
	Title:	Managing Director

STOCKBRIDGE FUND M, L.P.

By:	Stockbridge Associates LLC, its general partner

By:	/s/ Robert J. Small
	Name:	Robert J. Small
	Title:	Managing Director

STOCKBRIDGE MASTER FUND (OS), L.P.

By:	Stockbridge Associates LLC, its general partner

By:	/s/ Robert J. Small
	Name:	Robert J. Small
	Title:	Managing Director